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                                                                    EXHIBIT 99.1

                          HOLLINGER INTERNATIONAL INC.
               HOLLINGER CANADIAN NEWSPAPERS, LIMITED PARTNERSHIP
                                 HOLLINGER, INC.

                        HOLLINGER INTERNATIONAL INC. AND
               HOLLINGER CANADIAN NEWSPAPERS, LIMITED PARTNERSHIP
                                    ANNOUNCE
                    PRIVATE PLACEMENT OF PARTICIPATION NOTES

         NEW YORK, NY - December 7, 2001 - Hollinger International Inc. (NYSE:HLR) ("Hollinger International") and Hollinger Canadian Newspapers, Limited Partnership (TSE:HCN.UN) ("Hollinger L.P.") announced today that they have completed the sale under the previously announced agreement to sell a participation interest in the 12 1/8% Fixed Rate Subordinated Debentures due 2010 (the "Underlying Debentures") issued by 3815668 Canada Inc. ("3815668") and held by Hollinger International and Hollinger L.P. to Hollinger Participation Trust which, in turn, has issued on a private placement basis pursuant to Rule 144A US$140.5 million of 12 1/8% Senior Notes due 2010 (the "Hollinger Participation Notes") to Credit Suisse First Boston Corporation for a price of 83% of their face amount. 3815668 is an intermediate holding company that owns CanWest Media Inc. and is owned by CanWest Global Communications Corp. Hollinger Participation Trust is a Delaware business trust which was formed for the purpose of issuing the Hollinger Participation Notes and holding a participation interest in the Underlying Debentures. The Hollinger Participation Trust has been formed by the Hollinger group and is not affiliated with or related to the CanWest group. The net proceeds of the sale of the participation interest will be used by Hollinger International for debt reduction and for general corporate purposes and by Hollinger L.P. to make a special distribution which will be announced separately.


         The Hollinger Participation Notes will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.


FOR MORE INFORMATION CONTACT:

Paul B. Healy                                       J. A. Boultbee
Vice-President, Corporate Development               Executive Vice-President
and Investor Relations                              and Chief Financial Officer
Hollinger International Inc.                        Hollinger Inc.
Tel: (212) 586-5666                                 Tel: 416-363-8721